UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-40376

Waterdrop Inc.

(Translation of registrant’s name into English)

No. 203 Wangjing Lize Zhongyuan Zone 2

Chaoyang District, Beijing

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

RESIGNATION OF A MEMBER OF SENIOR MANAGEMENT

Ms. Xiaoying Xu has tendered her resignation as a vice president of finance and the head of finance of Waterdrop Inc. (the “Company”) effective July 31, 2026, due to personal reasons. Ms. Xu’s resignation was not due to any dispute or disagreement with the Company on any matter relating to the Company’s operations, policies, or practices. The Company would also like to extend gratitude for Ms. Xu’s invaluable contributions and wishes her all the best in her future.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Waterdrop Inc.

	By:	/s/ Jieru Li
	Name:	Jieru Li
	Title:	Vice President of Finance, Board Secretary and Head of Strategy and Capital Markets

Date: July 24, 2026